HW Electro Co., Ltd.

August 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume SiSi Cheng
Asia Timmons-Pierce Evan Ewing

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1
Filed April 29, 2024
File No. 333-278974

Ladies and Gentlemen:

This letter is in response to the letter dated May 15, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form F-1

Use of Proceeds, page 38

1. We note the following disclosures on pages 65, F-23 and F-34:

●	We subsequently repaid $66,921 in October 2023 and the balance of $133,842 due to the shareholder is payable upon the consummation of the initial public offering.

●	As of September 30, 2023, the Company has a refund liability-current of $278,752, which represents the amount of consideration that the Company was not entitled to as a result of sales returned by a customer in January 2024 and the amount will be refunded to the customer upon the consummation of the IPO.

●	The Company has rescheduled the repayment date of the loan of $3,586,296 to Shoko Chukin Bank which was due on October 31, 2023 and it is payable upon consummation of the initial public offering.

If any material part of the proceeds from the offering is to be used to discharge, reduce or retire indebtedness, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 38, 58, 59, 66, 67, 68, F-22, F-23, F-25, F-35, F-57, F-68 and F-69 of Amendment No. 1 to include that a material part of the net proceeds from the offering will be used to discharge, reduce or retire the indebtedness of the Company, and to describe the interest rate and maturity of such indebtedness. We have also included disclosure regarding indebtedness incurred within the past year. For indebtedness incurred between July 2023 and July 2024, $2,216,898 of the proceeds of such indebtedness were used to retire our outstanding indebtedness, and $1,850,683 were used for working capital purposes of the Company.

Compensation, page 93

2. Please update your compensation disclosure to reflect the fiscal year ended September 30, 2023.

In response to the Staff’s comments, we revised our disclosure on page 98 of Amendment No. 1 to update our compensation disclosure to reflect the fiscal year ended September 30, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC